EXHIBIT 16.1

January 29, 2021

Securities and Exchange Commission

100F Street

Washington, DC 20549

To Whom it May Concern:

On January 26, 2021, we were informed that we had been dismissed as the independent registered public accounting firm for Cemtrex, Inc. (the Company).

We have read the Company’s disclosure set forth in in Item 4.01, “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Haynie & Company
Haynie & Company